Eight Pines Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

BALANCE, AT BEGINNING OF YEAR	$	1,625,855
NET LOSS		(177,603)
BALANCE, AT END OF YEAR	$	1,448,252

See notes to financial statements.